The Real Brokerage Inc. Expands Its Mission- Driven Real Estate Brokerage to Kansas

NEWS PROVIDED BY
The Real Brokerage Inc.
Mar 17, 2021, 07:30 ET

Wichita Area Expert Traci Ratzlaff Named State Broker

TORONTO and NEW YORK, March 17, 2021 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ("Real"), a technology-powered real estate brokerage, today announced the company's national expansion to the state of Kansas with the appointment of local professional Traci Ratzlaff as the State Broker for Kansas. Real is now operating in 26 states and the District of Columbia.

Traci Ratzcliff, State Broker for Kansas, The Real Brokerage Inc.

Real provides the supportive business culture I have been searching for and the ﬁnancial opportunities are unmatched.

Traci brings over 20 years of real estate experience to Real, including ﬁve years at ReMax Advantage REALTORS, Inc., and averages 50 to 70 transactions per year ($5-8 million) covering primarily rural Kansas. In addition to her new role at Real, she has maintained her status as a Registered Nurse and volunteers in her community with the American Red Cross, local health departments and the United Way. Her commitments also include support of local and state realtor associations. She believes in giving back to the community she loves. She has deep roots in the community and brings a strong servant leadership style to Real that we value in our state brokers.

"Real provides the supportive business culture I have been searching for and the ﬁnancial opportunities are unmatched," said Ratzlaff. She added, "The focus on excellent service for clients and agents and evolving as the real estate business changes made this an easy decision for me."

"Traci has the right combination of experience, leadership and support of our mission that will help power Real's expansion in the Midwest," said Real founder and CEO Tamir Poleg.

Contact:

Lynda Radosevich

917-922-7020

About Real

The Real Brokerage Inc. (Real) (TSXV: REAX) (OTCQX: REAXF) is a technology-powered real estate brokerage operating in 26 U.S. states and the District of Columbia. Real is building the future, together with agents and their clients. Real creates ﬁnancial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives. Learn more at www.joinreal.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act, and may not be offered or sold within the United States or to, or for the account or bene t of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act)

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as " seek", " anticipate", " believe", " plan", " estimate", " expect", " likely" and " intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, Information relating to Real's future growth plans and strategy, and eligibility of agents to receive performance-based or equity incentives as part of Real's incentive program.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

Related Links

http://www.joinreal.com